May 15, 2009

VIA EDGAR FILING

Lyn Shenk

Branch Chief

United States

Securities and Exchange Commission

Washington, D.C., 20549

RE:  Monarch Casino & Resort, Inc. (the “Company”), file No. 000-22088, comments on Form 10-K for the fiscal year ended December 31, 2008 and Definitive Proxy Statement on Schedule 14A.

Dear Mr. Shenk:

We are hereby responding to the Securities and Exchange Commission’s comments on the Company’s Form 10-K for the fiscal year ended December 31, 2008 and the Definitive Proxy Statement on Schedule 14A.  Your letter requested that we respond within ten business days.  Please note that a ten day extension was granted by Patrick Kuhn on April 23, 2009 upon my request in a phone conversation.  Set forth below are the comments from your letter dated April 21, 2009 and our responses.

We acknowledge that we are responsible for the accuracy and adequacy of the disclosures in the filing.  We further acknowledge that the Commission’s staff comments or changes to disclosures in response to their comments do not foreclose the Commission from taking any action with respect to the filing.  We know that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K: For the Fiscal Year Ended December 31, 2008

Risk Factors, page 10

1.              Please remove the references in your first paragraph that you discuss some, but not all of the risk factors facing the company or revise to clarify that you have discussed all known material risks.

OUR RESPONSE:  We will modify in future filings as suggested to clarify that we have discussed all known material risks.

Management’s Discussion and Analysis, page 20

Capital Spending and Development, page 21

2.              Please disclose in your next Form 10-Q the amount of capital expenditures planned or expected for fiscal 2009 pursuant to Item 303(A)(2)(i) of Regulation S-K.  Refer to section III.B of Release 33-6835, available on our website at http://www.sec.gov/rules/interp/33-6835.htm, for further guidance.

OUR RESPONSE:  In our Form 10-Q for the three months ended March 31, 2009 we disclosed the amount of capital expenditures planned or expected for fiscal 2009.  See the “CAPITAL SPENDING AND DEVELOPMENT” section of our Management’s Discussion and Analysis.  In that section we disclosed:

“In addition to the expenditures incurred to complete Capital Projects during the first quarter of 2009, we anticipate spending approximately $5 to $12 million on capital expenditures in 2009 to upgrade and replace equipment, continue our renovation and upgrading of the Atlantis facility and to acquire the Property subject to the Triple J lease (see NOTE 5. to the financial statements “RELATED PARTY TRANSACTIONS”).  The timing of these capital expenditures may accelerate or be deferred altogether based on our ongoing assessment of operating cash flow, available borrowing capacity under our Credit Facility (see “THE CREDIT FACILITY” below) and the competitive environment in our market, among other factors.”

Critical Accounting Policies and Estimates, page 21

3.              Your disclosure here should address specifically why your accounting estimates or assumptions bear the risk of change.  The disclosure should provide greater insight into the quality, sensitivity and variability regarding all key assumptions, judgments, uncertainties and estimates that have or may materially affect your financial condition or operating performance.  To the extent practicable and material, you should provide quantitative disclosure, with an analysis of how actual results may differ from your estimates under different assumptions and conditions that you have considered.  Refer to Section V of the staff’s “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance.  Please revise your disclosure accordingly, and provide us with a copy of your intended revised disclosure.

OUR RESPONSE:  Following is a copy of our intended revised disclosure.  Note that the underlined text represents the proposed changes to the disclosure from our 2008 Form 10-K.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States.  Certain of our policies, including the estimated lives assigned to our assets, the determination of bad debt reserves, self insurance reserves, concentration of credit risk, the calculation of income tax liabilities and the calculation of share-based compensation, require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates.  By their nature, these judgments are subject to an inherent degree of uncertainty.  Our judgments are based on historical experience, terms of existing contracts, observations of trends in the industry, information provided by customers and information available from other outside sources, as appropriate.  There can be no assurance that actual results will not differ from our estimates.  To provide an understanding of the methodologies applied, our significant accounting policies are discussed where appropriate in this discussion and analysis and in the Notes to Consolidated Financial Statements.

The consolidated financial statements include the accounts of Monarch and Golden Road. Intercompany balances and transactions are eliminated.

Self-insurance Reserves

We are currently self insured up to certain stop loss amounts for workers’ compensation and certain medical benefit costs provided to our employees.  The Company reviews self-insurance reserves at least quarterly. The reserve is determined by reviewing the actual expenditures for the previous twelve-month period and reports prepared by the third party plan administrator for any significant unpaid claims.  The reserve is an amount estimated to pay both reported and unreported claims as of the balance sheet date.  We believe changes in medical costs, trends in claims of our employee base, accident frequency and severity and other factors could materially affect the estimate for this reserve.  Unforeseen developments in existing claims, or the possibility that our estimate of unreported claims differs materially from the actual amount of unreported claims, could result in the over or under estimation of our self-insurance reserve.

Casino Revenues

Casino revenues represent the net win from gaming activity, which is the difference between wins and losses.  Additionally, net win is reduced by a provision for anticipated payouts on slot participation fees, progressive jackpots and any pre-arranged marker discounts.  Progressive jackpot provision estimates are determined based on the award amount and the statistical probability of a player receiving that award.  The frequency of future progressive jackpot awards could vary from the statistical probability used in determining the estimate.

Promotional Allowances

The retail value of hotel, food and beverage services provided to customers without charge is included in gross revenue and deducted as promotional allowances.  The cost of the products and services provided is reported as casino operating expense.

Income Taxes

Income taxes are recorded in accordance with the liability method specified by SFAS No. 109, “Accounting for Income Taxes.”  Under the asset and liability approach for financial accounting and reporting for income taxes, the following basic principles are applied in accounting for income taxes at the date of the financial statements: (a) a current liability or asset is recognized for the estimated taxes payable or refundable on taxes for the current year; (b) a deferred income tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards; (c) the measurement of current and deferred tax liabilities and assets is based on the provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated; and (d) the measurement of deferred income taxes is reduced, if necessary, by the amount of any tax benefits that, based upon available evidence, are not expected to be realized.

The Company also applies the requirements of FIN 48 which prescribes minimum recognition thresholds a tax position is required to meet before being recognized in the financial statements.  FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.  Implementation has resulted in no material impact on the Company’s financial position or results of operations.

Our income tax returns are subject to examination by tax authorities.  We regularly assess the potential outcome of these examinations in determining the adequacy of our provision for income taxes and our income tax liabilities.  To determine necessary reserves, we must make assumptions and judgments about potential actions by taxing authorities, partially based on past experiences.  Our estimate of the potential outcome for any uncertain tax issue is highly judgmental, and we believe we have adequately provided for any reasonable and foreseeable outcomes relating to uncertain tax matters.  When actual results of tax examinations differ from our estimates or when potential actions are settled differently than we expected, we adjust the income tax provision and our tax reserves in the current period.  The provision for income taxes includes the impact of any reserve provisions and any changes to reserves that are considered appropriate, as well as any related net interest.

Share-based Compensation

SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services or incurs a liability in exchange for goods and services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. It requires an entity to measure the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize that cost over the service period. We adopted this statement on January 1, 2006 under the modified prospective method and use the Black-Scholes valuation model to value the stock options we issue to our directors, executives and employees.

 The Black-Scholes valuation model requires the input of highly subjective assumptions which include the expected term of options granted, risk-free interest rates, expected volatility, and expected rates of dividends.  We estimated an expected term for each stock option grant based on the weighted-average time between grant date and exercise date and the risk-free interest rate assumption was based on U.S. Treasury rates appropriate for the expected term. We used historical data and projections to estimate expected volatility and expected employee behaviors related to option exercises and forfeitures.

Changes in the assumptions used can materially affect the estimate of the stock options’ fair value. In our judgment, the most volatile input for our Company has been the expected volatility assumption which has increased significantly from 38.0% to 50.3% and then again to 111.7% for the years ended December 31, 2006, 2007 and 2008, respectively.  The table below presents the amount that stock-based compensation expense would have changed if the expected volatility input into the Black-Scholes model is increased or decreased by 10 percentage points for each year presented.

Total stock-based compensation, before taxes:

	Years ended December 31,
	2008	2007	2006
IF EXPECTED VOLATILITY IS INCREASED BY 10 PERCENTAGE POINTS:
Expected volatility input becomes	121.7%	60.3%	48.0%
Resultant expense increase	$207,160	$280,819	$316,863

IF EXPECTED VOLATILITY IS DECREASED BY 10 PERCENTAGE POINTS:
Expected volatility input becomes	101.7%	40.3%	28.0%
Resultant expense decrease	$211,973	$291,535	$323,573

4.              From your disclosure in note 8 to the notes of the financial statements, we note the significant changes in the expected volatility factor over the periods presented.  As changes in assumptions you use to compute share based compensation could significantly impact the amount recognized, it appears that this represents a critical accounting estimate that should be discussed.  Please expand your disclosure accordingly.  Include a sensitivity analysis to quantify the impact that would result from each 10% change in the expected volatility factor on all outstanding and unvested employee stock option grants, including those expected to vest.

OUR RESPONSE:  We will expand our critical accounting policies and estimates disclosure to include the expected volatility factor used in our computation of share based compensation, and we will include a sensitivity analysis as suggested.  Please see the revised disclosure under our response to comment 3 above.

Results of Operations, page 23

5.              In regard to SG&A expenses, please quantify, to the extent appropriate, each factor cited so that investors may have perspective as to the relative magnitude of each.  If the effect is not quantifiable, disclose this fact and the reason for the inability to quantify, as well as the basis for your belief that the cited item is a factor.  Refer to Item 303(a)(3) of Regulation S-K and Section 501.04 of the Codification of Financial Reporting Releases for guidance.

OUR RESPONSE:  In future filings, we will quantify each factor disclosed as a driver of SG&A expense, or we will disclose why such factor is not quantifiable.  Note that we already implemented this comment beginning with our Form 10-Q for the three months ended March 31, 2009.

Liquidity and Capital Resources, page 25

6.              Please provide a discussion and analysis of your operating, investing, and financing cash flows.  In particular, discuss the underlying factors for material changes in cash flows from operating activities from period to period.  For operating cash flows, we note that factors impacting it may be available in preceding sections of your filing but such information is disaggregated and not readily apparent.  In this regard, please disclose here the material factors that impact the comparability of operating cash flows in terms of cash.  As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows would not be sufficient.  Refer to Section IV B of FR-72 for guidance.

OUR RESPONSE:  In future filings we will provide a discussion and analysis of our operating, investing and financing cash flows as suggested.  Note that we already implemented this comment beginning with our Form 10-Q for the three months ended March 31, 2009.

7.              It appears that 2008 was the first year in the last several years that you experienced negative working capital.  Please discuss to what you attribute the working capital deficit, your expectations of the continuation of a deficit, and any expected impacts on your liquidity, capital resources and financial condition.

OUR RESPONSE:    We experienced negative working capital in 2008 as follows:

•                  $38.9 million at June 30, 2008

•                  $45.8 million at September 30, 2008

•                  $7.3 million at December 31, 2008

Three primary factors drove our working capital balance to become negative at these dates:

•                  Throughout the second half of 2007 and the first half of 2008, we utilized excess cash balances to fund capital projects related to an expansion of our Atlantis Casino Resort and a stock buy-back program;

•                  At June 30, 2008 and September 30, 2008, 100% of our revolving credit facility (the “Credit Facility”) was classified as current liability because of the then pending maturity date of the Credit Facility on April 18, 2009 which was subsequently replaced with the New Credit Facility as stated below;

•                  At the three listed dates, we experienced higher accounts payable and construction payable balances because of increased procurement related to our Atlantis expansion.  This increased activity inflated our payables above typical operating levels during the construction period.

On January 20, 2009, we successfully amended, restated and refinanced our Credit Facility with a new credit facility (the “New Credit Facility”).  The New Credit Facility’s maturity date is January 20, 2012.  With that refinancing, a significant portion of our current liabilities were reclassified to long-term debt.  Additionally, the construction related to our expansion activity was completed during the first quarter of 2009.  The result of these two factors eliminated our negative working capital.  Our Form 10-Q for the three months ended March 31, 2009 shows that we have a working capital surplus at March 31, 2009.

Commitments and Contingencies, page 26

8.              As this table is intended to increase transparency of cash flow, we believe that you should include scheduled interest payments in the table.  Where interest rates are variable and unknown, you may use judgment to determine whether or not to include such estimates.  In this regard, you would determine an appropriate methodology to estimate the interest payments.  Regardless of whether you include interest payments in the table, a footnote to the table should clarify whether they are included or not and, as appropriate, the methodology used in your estimate or why interest is not determinable.  If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

OUR RESPONSE:  Because interest payments under our Credit Facility vary with factors that in our judgment are subject to significant variability, the amount of future interest payments is not presently determinable.  These factors include: 1) future short-term interest rates; 2) our future leverage ratio which will vary based on future EBITDA and our future borrowing levels and 3) the speed with which we deploy capital and other spending which, in turn, will impact the level of future borrowings.  Beginning with our Form 10-Q for the three months ended March 31, 2009, we added a footnote to the table to clarify that interest payments have been excluded from the amounts in the table and discussed the reasons that we believe future interest payments are not determinable.  As suggested, we also disclosed the significant contractual terms of the debt.

9.              Please describe the nature of the purchase obligations indicated in the table.

OUR RESPONSE:  Beginning with our Form 10-Q for the three months ended March 31, 2009, we added a footnote to describe the nature of the purchase obligations listed in the table.

Notes to the Consolidated Financial statements, page 37

Note 1: Summary of Significant accounting Policies, page 37

Promotional Allowances, page 38

10.       We note your disclosure that awards under your frequent player program are recognized as promotional expenses at the time of redemption.  Please explain to us the reason it is appropriate under generally accepted accounting principles to recognize the promotional expense at the time of the redemption of the award and not when the requisite award levels are achieved.  As part of your response, please tell us the dollar value of the points earned but not redeemed by customers for each of the years presented in your filing.  Also, tell us whether you accrue for an estimate of points earned but not yet achieving necessary redemption levels.  Additionally explain to us the basis for determining the cost related to points earned.

OUR RESPONSE:  Unlike standard frequent player or loyalty programs used commonly in the casino industry which allow players or customers to exchange the points earned during play or buying activity for goods and services at some future time (“Complimentaries”), the rewarding of Complimentaries under our program is entirely at management’s discretion.  The accounting treatment for our program is the same as that disclosed in the November 1, 2005 letter we provided in response to the Securities and Exchange Commission’s letter dated October 11, 2005 which reviewed our Form 10-K for the year ended December 31, 2004 and Form 10-Q’s for the periods ended March 31, 2005 and June 30, 2005, respectively.

Our program is designed to motivate our players to allow us to systematically “track” their play to allow us to obtain marketing information which in turn allows us to better target our promotional programs.  Our program provides players with a designated “tier” status based on their play level without entitling them to any cash, Complimentary or other economic benefit.  Higher tier levels qualify for reserved parking spaces closer to the resort entrance and special social functions held periodically throughout the year.  Our players are aware that they are accumulating points as they play which may qualify them for higher tier levels; however, there are four primary features of our program that preserve our right to award Complimentaries at our discretion rather than as a contractual exchange for the points accumulated:

1)              We unilaterally cancel player point balances without notice to the player;

2)              We do NOT disclose point balances to our players.  Our players never see the point balances in their respective accounts;

3)              We do NOT disclose the ratio of points accumulated for various levels of play; as such, our players do not know the number of points accumulated for their respective play sessions;

4)              There is no pricing or redemption table available to our players; as such, there is nothing available to our players that indicates or commits that a specific number of points is redeemable for specific Complimentaries.

Disclosure on the membership application includes the following notices to make our players aware that the accumulated points may be reduced at any time:

1)              Management of the Atlantis Casino Resort Spa reserves the right to adjust any point balance resulting from malfunction, operator error or any other reason it deems valid.

2)              Atlantis Casino Resort Spa reserves the right to cancel or change the Club Paradise privileges at any time without notice.

3)              Club Paradise Cards are the property of Atlantis Casino Resort Spa and may be revoked or canceled at any time including loss of points and complimentaries.

By preserving the discretionary award feature, we maintain the flexibility to grant Complimentaries to players whose play has not warranted such and can deny a Complimentary to players who would qualify for awards under our competitors’ programs but to whom we do not wish to grant a Complimentary.

Summary of Points Accumulated, Complimentaries Awarded and Points Cancelled:  Following is a table summarizing the point activity for the three years presented in our 2008 Form 10-K:

	(amts in 000’s)
	For the twelve months ended December 31,
	2008	2007	2006
Points accumulated	15,685	16,991	13,109
Complimentaries awarded (1)	(11,620)	(11,981)	(3,924)
Points cancelled (2)	(4,850)	(9,803)	(3,828)
Net point activity	(785)	(4,793)	5,357

Footnotes to table:

(1)          The point value of “Complimentaries awarded” is determined based on the retail dollar value of Complimentaries awarded.  One point is reduced for each dollar of retail value of the Complimentary award.

(2)          “Points cancelled” represents points that were eliminated at management’s discretion.

Accounting Treatment:  We recognize the cost of Complimentaries when they are awarded.  The Financial Accounting Standards Board (“FASB”), Accounting Standards Executive Committee (“AcSEC) and the FASB Emerging Issues Task Force (“EITF”) considered, but reached no consensus, on the broad issue of reporting loyalty and incentive transactions.

In determining the appropriate accounting treatment for our frequent player program, we applied the requirements of paragraph 8 of FAS 5, Accounting for Contingencies, which requires that a liability and corresponding charge to income be recognized if the cost of the contingency is “probable” and the amount “can be reasonably estimated”.  Because the awarding of Complimentaries under our program is discretionary, the accumulation of points by our players does not obligate us to deliver product or perform services in exchange for those points at any future time.  The activity presented in the table above discloses that we cancelled a material percentage of the points accumulated.  As such, based on the manner with which we manage our program, we consider that the translation of accumulated points into future Complimentary awards is neither probable nor estimable.

Property and Equipment, page 38

11.       We note that your common share price and overall market capitalization have declined significantly during the last three quarters in 2008 and further declined in 2009.  In addition, your current total market capitalization at March 31, 2009 appears to be significantly below your December 31, 2008 book value of $106 million, and also appears to be below that book value at the date of our letter.  We also note from your disclosures the overall challenging operating environment in which your operate, especially that concerning the economic downturn in northern Nevada, starting in the fourth quarter of 2007 that continued throughout 2008 and apparently continues to persist, the impact of such environment on your significant markets, namely California, the Pacific Northwest and Reno area residents, and the associated adverse effects on your business.  We believe these events may be indicative of a potential impairment of the Company’s recorded investment in its property and equipment and may require more recent and continued frequent testing of impairment of your long-lived assets other than on the annual basis you generally perform.  In this regard, please refer to the guidance in paragraph 8 of SFAS 144.  As such, please advise us what consideration has been given to testing for impairment for the quarterly period ending March 31, 2009.  Additionally, tell us when you last performed impairment testing.

OUR RESPONSE:  We performed an impairment analysis on our property and equipment balances as of December 31, 2008 and updated the analysis as of March 31, 2009.  The conclusion of these analyses was that we had no impairment issue.

Consistent with the requirements of SFAS 144, our impairment analysis consisted of a calculation of the sum of projected undiscounted operating cash flows, net of expected maintenance capital expenditures and estimated cash to be paid for taxes, plus an assumed future disposition of the assets.  This undiscounted cash flow sum was then compared to the book value of our property and equipment.

Note 5: Long-Term Debt, page 44

12.       Please explain to us your consideration of EITF 96-19 in your accounting to be applied in the first quarter of fiscal 2009 to the amendment and refinancing of the credit facility undertaken in January 2009.

OUR RESPONSE:  By way of background, in January 2009 we entered into a revolving credit facility (the “New Facility”) via an amended and restated credit agreement with a syndicate of three banks.  We entered into this facility because our previous single bank facility (the “Credit Facility”) was set to mature on April 18, 2009.  In January 2009, we completed a cash draw down under the New Facility to repay 100% of the borrowings outstanding under the Credit Facility and wrote-off the $29,000 balance of unamortized debt issuance costs related to the Credit Facility.  Because the Credit Facility matured and we entered into an entirely new facility, we consider that the debt under the Credit Facility was properly recognized as “extinguished debt” in accordance FASB Statement No. 140, Accounting for Transfers of Financial Assets and Extinguishment of Liabilities.  As such, we do not consider that our New Facility represents either a “modification” or an “exchange” as defined in EITF 96-19.

Exhibits and Financial Statement Schedules, page 54

13.       We note you have incorporated by reference Exhibits 10.03, 10.05 and 10.06. These flings do not include all of the schedule and exhibits listed in the table of contents of the agreement.  All agreements must be filed in full and include all attachments, schedules and exhibits.  Also, Exhibit 10.06 does not contain confirmed signature pages.  Please amend your Form 10-K to file the entire agreements, including all exhibits and schedules and all necessary signatures.

OUR RESPONSE:  We filed our current credit agreement (including all exhibits, schedules and confirmed signature pages) as an exhibit to our Form 10-Q for the three months ended March 31, 2009.  Our original credit agreement and amendment thereto are no longer effective as of the date of our current credit agreement, or January 20, 2009.  In addition, we no longer have electronic copies of the schedules that were not filed with the original credit agreement and amendment thereto, and would therefore have to recreate them in order to file them now.  For the foregoing reasons, we ask that you accept the exhibit we filed with our Form 10-Q as a sufficient response to this comment and that you not require an amendment of our Form 10-K.

Definitive Proxy Statement on Schedule 14A

Compensation Objectives, page 8

14.       We note your disclosure in the second paragraph under this heading that you evaluate the total compensation of your NEOs in light of the compensation practices and relative corporate financial performance of other companies in the gaming industry.  Please advise us whether benchmarking is material to your compensation policies and decisions.  If so, disclose the companies to which you benchmark and the degree to which the Compensation Committee considered such companies comparable to you.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

OUR RESPONSE:  Our reference to “other companies in the gaming industry” is based on our Compensation Committee members’ general knowledge and awareness rather than formal benchmarking.  We do not look at any company in particular; therefore, we do not consider this to be material to our compensation policies and decisions.  We will revise future disclosure to clarify that we do not engage in bench marking.

Compensation Elements, page 8

15.       We note that your annual cash bonus program has an annual profit goal defined in relation to EBITDA.  Please include quantitative disclosure regarding the determination of targets and targets actually reached.  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 Item 402(b) of Regulation S-K, provide us with a detailed explanation for such conclusion.  Also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

OUR COMMENT: Our annual cash bonus program is awarded if our EBITDA target, as established by our Board of Directors, is achieved.  The Reno, Nevada gaming market consists of a small number of large hotel/casinos against whom we compete.  Several of our competitors, including our largest, are privately held and are therefore not subject to public disclosure.  Disclosure of our EBITDA target would enable our closest competitors to calculate other operating metrics of the Company.  Detailed operating metrics are viewed by us to be confidential financial information, the disclosure of which would result in competitive harm to the Company.

We understand the requirement to disclose the likelihood that the target will be achieved.  In response to that requirement, please see the last sentence of the “Annual Cash Bonus Award” section under Compensation Elements at page 8.  There we disclose:

“Based on the success the management team has had in achieving previous financial profit and other performance targets, we believe it is likely that future bonus awards will be paid fully.”

16.       We note your disclosure that the annual cash bonus program is comprised of a qualitative component.  Please include a discussion of how qualitative inputs are ultimately translated into objective pay determinations.  Note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K.

OUR RESPONSE:  We will add the following sentence to the disclosure you noted:

“The qualitative component of the cash bonus program is awarded at the discretion of the Compensation Committee which considers several factors of the NEO’s performance including, but not limited to, performance against specific tactical objectives as established by the Board of Directors, staff development, staff retention, operating process improvement and the implementation of programs resulting in permanent cost reductions.”

Summary Compensation Table, page 11

17.       Please confirm that no executive officer of the company or its subsidiary, other than Mr. Rowan, received total compensation for the last completed fiscal year that exceeded $100,000 or provide us with analysis supporting your conclusion that additional executive compensation disclosure is not necessary, including disclosure relating to the compensation of executive officers of your subsidiary, Golden Road.

OUR RESPONSE:  No executive officer, as that term is defined in Exchange Act Rule 3b-7, of the Company, other that those included in the Summary Compensation Table, received total compensation for the last completed fiscal year hat exceeded $100,000.  Under Exchange Act Rule 3b-7, no executive officers of our subsidiaries are executive officers of the Company.

Sincerely,

/s/ Ronald Rowan
Ronald Rowan
Chief Financial Officer
Monarch Casino & Resort, Inc.